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SEC FILE NUMBER 000-51217, 001-36693
CUSIP NUMBER 812350106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: February 2, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sears Holdings Corporation

Full Name of Registrant

N/A

Former Name if Applicable

3333 Beverly Road

Address of Principal Executive Office (Street and Number)

Hoffman Estates, Illinois 60179

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See “Part III – Narrative” below.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mohsin Y. Meghji	212	716-1492
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).    Yes  ☒    No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See “Part IV (3) Explanation” below.

Sears Holdings Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 18, 2019	By:	/s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji
Title: Chief Restructuring Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Part III – Narrative

As previously reported, on October 15, 2018, Sears Holdings Corporation (the “Company”) and certain of its subsidiaries (collectively with the Company, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”). As reported in the Company’s Current Report on Form 8-K dated April 18, 2019, on April 17, 2019, the Debtors filed a chapter 11 plan of liquidation (the “Plan of Liquidation”) with the Bankruptcy Court.

The Company has two classes of securities, common stock and warrants to purchase common stock, as to which it has reporting obligations under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”). Both classes of securities were delisted by the Nasdaq Stock Market on October 24, 2018 and are now traded on the OTC Pink Market.

As reported in the Company’s Current Report on Form 8-K dated January 24, 2019, the Company sold substantially all of its assets to Transform Holdco LLC (the “Buyer”) on February 11, 2019 (the “Asset Sale Closing”). The Board of Directors of the Company (the “Board”), upon the recommendation of the Audit Committee of the Board (the “Audit Committee”), has determined that, following the Asset Sale Closing, the Company will be unable to continue filing the periodic reports required by Section 13(a) under the Exchange Act (collectively, “Periodic Reports”) without unreasonable effort and expense. Accordingly, the Company will not file an Annual Report on Form 10-K for the fiscal year ended February 2, 2019 or any quarterly reports on Form 10-Q for subsequent periods ended prior to the confirmation of the Plan of Liquidation. Instead, the Company will file Current Reports on Form 8-K containing (i) disclosure of all material events in the Chapter 11 Cases and any other information required by the instructions to Form 8-K and (ii) as exhibits, the operating reports and any other documents that include unaudited financial information that are filed by the Company with the Bankruptcy Court.

In making its recommendation to the Board, the Audit Committee considered that, under the Employee Leasing Agreement entered into by the Company and the Buyer at the Asset Sale Closing, the Company’s employees, including the Company’s executive officers and its financial reporting personnel, take direction from and are compensated by the Buyer pending their formal transfer to the Buyer. As a result, the Company does not have the requisite personnel to prepare the Periodic Reports and, in particular, the Company does not have a principal executive officer or a principal financial officer responsible to the Board to complete the process necessary for the preparation of financial statements or the certifications required by the Sarbanes-Oxley Act of 2002, as amended. The Audit Committee also considered that the Current Reports on Form 8-K to be filed by the Company as described above would provide information about the Chapter 11 Cases and the assets, liabilities and wind-down of the Company relevant to the decisions of investors to buy, sell or hold the Company’s securities.

Part IV (3) Explanation

For the reasons described in Part III – Narrative of this Form 12b-25, the Board has concluded that the Company would be unable to file the Fiscal 2018 Form 10-K (or other Periodic Reports) without unreasonable effort and expense. The Company believes, however, that its results of operations for the fiscal year ended February 2, 2019 differed significantly from its results of operations for the fiscal year ended February 3, 2018 due to significant adverse developments that occurred with respect to the Company’s business and liquidity during the fiscal year, including the commencement of the Chapter 11 Cases.

The Company has filed a Quarterly Report on Form 10-Q containing unaudited condensed consolidated financial statements of the Company prepared on the basis of accounting standards applicable to reorganizations for the three and nine months ended November 3, 2018.

The Company has filed operating reports with the Bankruptcy Court relating to periods subsequent to November 3, 2018 and has included these operating reports as exhibits to its Current Reports on Form 8-K. The period covered by each of these operating reports and the date of the Company’s Current Report on Form 8-K in which it was included as an exhibit are as follows:

Period of Operating Report	Date of Form 8-K
November 4 – December 1, 2018	January 28, 2019
December 2, 2018 – January 5, 2019	January 28, 2019
January 6 – February 2, 2019	March 11, 2019
February 3 – March 2, 2019	April 16, 2019

Documents filed on the docket of and other information related to the Chapter 11 Cases are available free of charge online at https://restructuring.primeclerk.com/sears.

Cautionary Statement Regarding Forward-Looking Statements

Various statements in this Form 12b-25 or documents referred to herein, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain risks and other factors, which include the following: risks and uncertainties relating to the Chapter 11 Cases, including but not limited to, the Company’s ability to obtain Bankruptcy Court approval with respect to motions in the Chapter 11 Cases, the effects of the Chapter 11 Cases on the Company and on the interests of various constituents, the effects of the Chapter 11 Cases on the Company and on the interests of various constituents, Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases in general, the duration of the Chapter 11 Cases, risks associated with third-party motions in the Chapter 11 Cases, and the Company’s ability to realize proceeds from remaining assets; risks related to the trading of the Company’s common stock and warrants on the OTC Pink Market, particularly because the Plan of Liquidation provides that there will not be sufficient funds or other assets in the Estate to allow holders of the Company’s common stock or warrants to receive any distribution of value in respect of their equity interests; risks relating to the Company’s ability to confirm the Plan of Liquidation; the uncertainty as to when or whether the effective date of the Plan of Liquidation will occur; the risk that the Chapter 11 Cases may be converted to cases under chapter 7 of the Bankruptcy Code; as well as other risk factors set forth in the Company’s Disclosure Statement included as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on April 18, 2019. The Company therefore cautions readers against relying on these forward-looking statements. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and, except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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